

Mail Stop 3233

May 11, 2017

<u>Via E-mail</u>
Andrew J. Sossen
Chief Operating Officer, Executive Vice President,
General Counsel and Chief Compliance Officer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re: Starwood Property Trust, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 14, 2017**
> **File No. 333-217308**

Dear Mr. Sossen:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the representations required by the no-action letters. Specifically, the company must represent that it has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offering, and that it is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities. Please revise your prospectus accordingly. Alternatively, you may provide us with a supplemental letter that includes this representation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Jason A. Friedhoff, Esq.
        Via E-mail